January 13, 2006

BY OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

  RE:
  Dividend Capital Total Realty Trust, Inc.
  Amendment No. 5 to Registration Statement on Form S-11,
  File No. 333-125338

Ladies and Gentlemen:

        On behalf of Dividend Capital Total Realty Trust, Inc., a Maryland corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the "Securities Act") please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement (the "Registration Statement") on Form S-11 ("Amendment No. 5").

        Amendment No. 5 includes revisions in response to the comment letter from the Staff of the Commission to John E. Biallas of the Company dated December 30, 2005 (the "Comment Letter"), as well as comment letters received by the Company in connection with the Blue Sky regulatory process, which is substantially complete.

        This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter. For the Staff's convenience, the Company is providing the Staff with 6 copies of Amendment No. 5, which have been marked to indicate the location of changes from the Registration Statement filed on December 20, 2005, together with copies of this response letter as filed with the Commission.

Financial Statements

Notes to Consolidated Financial Statements for September 30, 2005

Use of Estimates, page F-13

        1.     Please include your representation that the interim financial statements reflect all adjustments which are necessary to a fair statement of results for the interim periods presented as required by Article 10-01(b)(8) of Regulation S-X.

Response To Comment 1

        The Company has included a representation that the interim financial statements reflect all adjustments which are necessary to a fair statement of results for the interim periods presented as required by Article 10-01(b)(8) of Regulation S-X in response to the Staff's comment.

Part II

Item 37. Undertakings

        2.     Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Response To Comment 2

        The Company has updated the Item 512(a) undertakings in accordance with the amendments that became effective December 1, 2005 in response to the Staff's comment.

Draft Tax Opinion

        3.     We note that counsel's opinion, in part, states that the REIT will be organized in conformity with the requirements for qualification as a REIT. Since the REIT has been organized, please provide us with a revised opinion that makes it clear that the REIT has been organized in conformity with the requirements for qualification as a REIT. Counsel may continue to use forward-looking language with respect to the second part of the opinion—that its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT.

Response To Comment 3

        The Company has provided a revised tax opinion from its counsel in response to the Staff's comment.

* * *

        If you should have any questions about this letter or require any further information, please call me at 212-735-2135.

Very truly yours,

/s/ Nicholas J. Galli

cc:
John E. Biallas, President, Dividend Capital Total Realty Trust, Inc.